

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2022

Laurin Hahn
Co-Chief Executive Officer and Co-Founder
Sono Group N.V.
Waldmeisterstraße 76
80935 Munich, Germany

> **Re: Sono Group N.V.**
> **Registration Statement on Form F-1**
> **Filed June 14, 2022**
> **File No. 333-265568**

Dear Ms. Hahn:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Herbers at 202-551-8028 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Clemens Rechberger